Exhibit 99.2

Crystallex International Corporation

Consolidated Financial Statements

June 30, 2007
As Restated

(Unaudited)

(Expressed in United States Dollars)

Crystallex International Corporation
Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)

	June 30	June 30	December 31
	2007	2007	2006
(Previously Reported)		(Restated)

ASSETS

CURRENT
Cash and cash equivalents	$39,228,954	$38,647,887	$28,573,142
Accounts receivable	2,850,080	2,512,554	490,090
Inventories (Note 4)	3,836,173	2,636,749	4,867,577
Prepaid expenses and other	7,883,163	3,648,806	4,250,970
	53,798,370	47,445,996	38,181,779

PROPERTY, PLANT AND EQUIPMENT (Note 5)	274,958,620	272,237,515	256,455,027
OTHER	-	689,055	510,029
DEFERRED FINANCING FEES (Note 6)	-	-	2,595,627

TOTAL ASSETS	$328,756,990	$320,372,566	$297,742,462

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$12,016,779	$9,535,721	$12,791,456
Current portion of debt (Note 6)	900,000	900,000	3,172,559
Current portion of asset retirement obligations (Note 7)	333,805	333,805	239,408
	13,250,584	10,769,526	16,203,423
DEBT (Note 6)	81,710,096	81,710,096	84,524,929
ASSET RETIREMENT OBLIGATIONS (Note 7)	978,228	978,228	971,167
	95,938,908	93,457,850	101,699,519

COMMITMENTS AND CONTINGENCIES (Notes 1 and 11)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	502,088,541	$502,088,541	448,100,697
CONTRIBUTED SURPLUS	25,793,751	25,793,751	23,135,187
ACCUMULATED OTHER COMPREHENSIVE INCOME	11,958,981	11,958,981	11,958,981
DEFICIT	(307,023,191)	(312,926,557)	(287,151,922)
	232,818,082	226,914,716	196,042,943

	$328,756,990	$320,372,566	297,742,462

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(Previously Reported)		(Previously Reported)
MINING REVENUE	$4,920,508	$5,520,099	$11,278,895	$12,598,608

OPERATING EXPENSES
Operations	6,491,700	4,230,492	13,281,676	10,554,495
Amortization	-	315,446	-	670,387
Accretion of asset retirement obligations	50,729	72,094	101,458	144,188
Depletion	-	292,302	-	561,161
	6,542,429	4,910,334	13,383,134	11,930,231
OPERATING INCOME (LOSS)	(1,621,921)	609,765	(2,104,239)	668,377

OTHER EXPENSES
General and administrative	6,113,587	4,406,742	10,734,331	7,907,884
Interest on debt	3,193,466	3,180,676	6,409,378	6,711,572
Stock-based compensation	1,012,615	1,466,220	1,724,210	1,575,525
Amortization	352,397	185,150	373,514	367,969
	10,672,065	9,238,788	19,241,433	16,562,950

LOSS BEFORE OTHER ITEMS	(12,293,986)	(8,629,023)	(21,345,672)	(15,894,573)

OTHER ITEMS
Interest and other income	429,520	329,466	623,605	662,478
Foreign exchange (loss) gain	170,469	3,896	850,798	(19,884)
	599,989	333,362	1,474,403	642,594
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(11,693,997)	(8,295,661)	(19,871,269)	(15,251,979)
DEFICIT, BEGINNING OF PERIOD	(295,329,194)	(258,424,011)	(287,151,922)	(251,467,693)
DEFICIT, END OF PERIOD	$(307,023,191)	$(266,719,672)	$(307,023,191)	$(266,719,672)

BASIC AND DILUTED NET
LOSS PER SHARE	$(0.05)	$(0.04)	$(0.08)	$(0.07)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING
– Basic and diluted	257,242,695	224,567,404	251,639,775	220,508,956

 The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2007	2007	2007
	(Previously Reported)	(Restated)	(Previously Reported)	(Restated)
MINING REVENUE	$4,920,508	$2,848,091	$11,278,895	$6,568,561

OPERATING EXPENSES
Operations	6,491,700	5,200,698	13,281,676	9,976,115
Accretion of asset retirement obligations	50,729	50,729	101,458	101,458
	6,542,429	5,251,427	13,383,134
OPERATING INCOME (LOSS)	(1,621,921)	(2,403,336)	(2,104,239)	(3,509,012)

OTHER EXPENSES
General and administrative	6,113,587	6,102,322	10,734,331	10,702,198
Interest on debt	3,193,466	3,193,466	6,409,378	,409,378
Stock-based compensation	1,012,615	1,012,615	1,724,210	1,724,210
Amortization	352,397	352,397	373,514	373,514
	10,672,065	10,660,800	19,241,433	19,209,300

LOSS BEFORE OTHER ITEMS	(12,293,986)	(13,064,136)	(21,345,672)	(22,718,312)

OTHER ITEMS
Interest and other income	429,520	429,520	623,605	623,605
Foreign exchange (loss) gain	170,469	(1,068,797)	850,798	(3,679,928)
	599,989	(639,277)	1,474,403	(3,056,323)
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(11,693,997)	(13,703,413)	(19,871,269)	(25,774,635)
DEFICIT, BEGINNING OF PERIOD	(295,329,194)	(299,223,144)	(287,151,922)	(287,151,922)
DEFICIT, END OF PERIOD	$(307,023,191)	$(312,926,557)	$(307,023,191)	$(312,926,557)

BASIC AND DILUTED NET
LOSS PER SHARE	$(0.05)	$(0.05)	$(0.08)	$(0.10)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING
– Basic and diluted	257,242,695	257,242,695	251,639,775	251,639,775

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(Previously Reported)		(Previously Reported)

CASH FLOWS FROM (USED) IN OPERATING ACTIVITIES
Net loss for the period	$(11,693,997)	$(8,295,661)	$(19,871,269)	$(15,251,979)
Adjustments to reconcile loss to net
Cash used in operating activities:
Stock based compensation	1,012,615	1,466,220	1,724,210	1,575,525
Interest accretion on debt	844,649	689,421	1,654,611	1,651,800
Amortization and depletion	352,397	792,898	373,514	1,599,517
Accretion expense on assetretirement obligations	50,729	72,094	101,458	144,188
Directors’ fees paid in shares	72,000	60,000	132,000	60,000
Unrealized foreign exchange gain	-	(9,648)	-	-

Changes in other operating assets
and liabilities:
Increase in accounts receivable	(2,290,513)	(1,395,231)	(2,359,988)	(1,862,891)
Decrease (increase) in inventories	121,505	(4,283,708)	1,031,404	(3,817,988)
(Increase) decrease in prepaid expenses and other	(556,298)	597,601	(2,087,564)	110,647
Increase (decrease) in accounts payable and accrued liabilities	3,921,346	1,832,823	(76,595)	(4,045,371)
	(8,165,567)	(8,473,191)	(19,378,219)	(19,836,552)

CASH FLOWS FROM (USED) IN INVESTING ACTIVITIES

Investment in property, plant andequipment	(10,471,743)	(6,818,813)	(18,877,233)	(27,770,724)
Decrease in restricted cash andcash equivalents	-	1,364,164	-	16,635,663
	(10,471,743)	(5,454,649)	(18,877,233)	(11,135,061)

CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES
Issuance of common shares	51,645,447	4,570,224	52,488,919	37,354,469
Issuance of warrants	-	-	-	2,091,388
Debt repayments	(3,189,911)	(196,989)	(3,577,655)	(2,584,398)
Deferred financing fees	-	(39,839)	-	(77,478)
	48,455,536	4,333,396	48,911,264	36,783,981

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,818,226	(9,594,444)	10,655,812	5,812,368

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,410,728	19,476,831	28,573,142	4,070,019

CASH AND CASH EQUIVALENTS, END OF PERIOD	$39,228,954	$9,882,387	$39,228,954	$9,882,387

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2007	2007	2007
	(Previously Reported)	(Restated)	(Previously Reported)	(Restated)

CASH FLOWS FROM (USED) IN OPERATING ACTIVITIES
Net loss for the period	$(11,693,997)	$(13,703,413)	$(19,871,269)	$(25,774,635)
Adjustments to reconcile loss to net
Cash used in operating activities:
Stock based compensation	1,012,615	1,012,615	1,724,210	1,724,210
Interest accretion on debt	844,649	844,649	1,654,611	1,654,611
Amortization and depletion	352,397	352,397	373,514	373,514
Accretion expense on asset
retirement obligations	50,729	50,729	101,458	101,458
Directors’ fees paid in shares	72,000	72,000	132,000	132,000
Unrealized foreign exchange loss	-	253,619	-	2,601,194

Changes in other operating assets
and liabilities:
Increase in accounts receivable	(2,290,513)	(2,185,146)	(2,359,988)	(2,083,560)
Decrease (increase) in inventories	121,505	121,505	1,031,404	1,031,404
(Increase) decrease in prepaid
expenses and other	(556,298)	(1,461,125)	(2,087,564)	(2,943,138)
Increase (decrease) in accounts
payable and accrued liabilities	3,921,346	3,526,157	(76,595)	181,491
	(8,165,567)	(11,116,013)	(19,378,219)	(23,001,451)

CASH FLOWS FROM (USED) IN INVESTING ACTIVITIES

Investment in property, plant
and equipment	(10,471,743)	(7,608,084)	(18,877,233)	(15,835,068)

CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES

Issuance of common shares	51,645,447	51,645,447	52,488,919	52,488,919
Debt repayments	(3,189,911)	(3,189,911)	(3,577,655)	(3,577,655)
	48,455,536	48,455,536	48,911,264	48,911,264

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,818,226	29,731,439	10,655,812	10,074,745

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,410,728	8,916,448	28,573,142	28,573,142

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$39,228,954	$38,647,887	$39,228,954	$38,647,887

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Warrants	Contributed Surplus	Equity Component of Exchangeable Bank Loan	Cumulative Translation Adjustment	Accumulated Other Comprehensive Income	Deficit		Total
Balance at December 31, 2005	208,036,316	$336,491,624	8,997,727	$32,489,216	$2,564,366	$11,958,981	$-	$(251,467,693)		$132,036,494
Transition adjustment (Note 3)	-	-	-	-	-	(11,958,981)	11,958,981	-		$-
Shares issued:
Unit offerings	20,924,000	51,208,985	17,312,500	5,972,069	-	-	-	-		$57,181,054
Exercise of options	1,641,800	5,490,735	-	(1,838,981)	-	-	-	-		$3,651,754
Issuance of shares under equity draw down facility	1,661,130	4,317,661	-	-	-	-	-	-		$4,317,661
Settlement of promissory note	611,300	1,800,000	-	-	-	-	-	-		$1,800,000
Settlement of bank loan	3,765,841	7,641,266	-	-	(2,564,366)	-	-	-		$5,076,900
Conversion of warrants	8,764,682	41,089,701	(8,764,682)	(17,316,647)	-	-	-	-		$23,773,054
Directors’ fees	19,170	60,000	-	-	-	-	-	-		$60,000
Share exchange – El Callao	255	725	-	-	-	-	-	-		$725
Options issued to employees	-	-	-	2,463,691	-	-	-	-		$2,463,691
Warrants issued for professional fees	-	-	500,000	1,365,839	-	-	-	-		$1,365,839
Warrants issued in exchange for early exercise of warrants	-	-	875,000	-	-	-	-	-		$-
Warrants expired during the year	-	-	(233,045)	-	-	-	-	-		$-
Loss for the year	-	-	-	-	-	-	-	(35,684,229)		$(35,684,229)
Balance at December 31, 2006	245,424,494	$448,100,697	18,687,500	$23,135,187	$-	$-	$11,958,981	$(287,151,922)		$196,042,943
Shares issued (unaudited)
Public offering	14,375,000	50,701,111	-	-	-	-	-	-		$50,701,111
Exercise of options	745,600	1,137,243	-	(230,615)	-	-	-	-		$906,628
Settlement of promissory note	245,710	900,000	-	-	-	-	-	-		$900,000
Conversion of warrants	501,500	1,117,190	(501,500)	(236,310)	-	-	-	-		$880,880
Directors’ fees	33,720	132,000	-	-	-	-	-	-		$132,000
Share exchange – El Callao	79	300	-	-	-	-	-	-		$300
Options issued to employees	-	-	-	3,125,489	-	-	-	-		$3,125,489
Loss for the period	-	-	-	-	-	-	-	(25,774,635)		$(25,774,635)
Balance at June 30, 2007	261,326,103	$502,088,541	18,186,000	$25,793,751	$-	$-	$11,958,981	$(312,926,557)	(1)	$226,914,716

(1) Includes total comprehensive deficit for the six months ended June 30, 2007 of $300,967,576 (2006 - $254,760,691).

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela.  As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations.  Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela.  Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources (“the Permit”) which will allow management to proceed to put in place financing to fund construction.  These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining (“MIBAM”) advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project, and since it has received notice in June 2007 from the Corporacion Venezolana de Guayana (“CVG”), that the requirements of the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb” formerly referred to as “MARN”) for the issuance of the Environmental permit to commence construction of the Las Cristinas Project have been fulfilled.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that the Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company’s ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES – BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES – BASIS OF PRESENTATION (continued)

The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2006 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2007 as described in Note 3.  Certain comparative amounts have been reclassified to conform to the current period’s presentation.

3.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges.  These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated.  The principal requirements in the accounting standards are described below.

Section 1530 – Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (“OCI”).  OCI is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s activities.  These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments.  The Company has included an Interim Consolidated Statement of Operations and Comprehensive Operations for changes in these items in the six months ended June 30, 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity in the Consolidated Balance Sheet.

Section 3855 – Financial Instruments – Recognition and Measurement

Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below.  All financial assets or liabilities, with the exception of those securities designated as “held-to-maturity” (“HTM”), financial assets designated as “available-for-sale” (“AFS”), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations.  Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost.  Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in the Consolidated Statement of Operations and Comprehensive Operations, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Section 3685 – Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  These criteria have not changed substantially.  Any hedge ineffectiveness is measured and recorded in current period in the Consolidated Statement of Operations and Comprehensive Operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

The company did not have any outstanding hedging contracts as at June 30, 2007 and December 31, 2006.

Impact upon adoption of Sections 1530, 3855 and 3865

There is no material impact to the Company’s financial statements on adoption of these new standards.

4.	INVENTORIES

	June 30	December 31
	2007	2006
	(Restated)
Gold in doré	$281,025	$524,360
Gold in process	546,253	563,746
Stockpiled ore	57,746	958,271
Consumables and spare parts	1,751,725	2,821,200
	$2,636,749	$4,867,577

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	June 30, 2007 (Restated)
		Accumulated
		Amortization	Net Book
	Cost	and Depletion	Value
Plant and equipment	$116,223,166	$9,045,359	$107,177,807
Mineral properties	172,966,285	7,906,577	165,059,708
	$289,189,451	$16,951,936	$272,237,515

	December 31, 2006
		Accumulated
		Amortization	Net Book
	Cost	and Depletion	Value
Plant and equipment	$113,865,685	$9,003,122	$104,862,563
Mineral properties	159,499,041	7,906,577	151,592,464
	$273,364,726	$16,909,699	$256,455,027

The net book values of property, plant and equipment by location are as follows:

	June 30, 2007 (Restated)
	Plant and	Mineral
	Equipment	Properties	Total
Las Cristinas	$107,056,587	$165,059,708	$272,116,295
Corporate	121,220	-	121,220
	$107,177,807	$165,059,708	$272,237,515

	December 31, 2006
	Plant and	Mineral
	Equipment	Properties	Total
Las Cristinas	$104,691,650	$151,592,464	$256,284,114
Corporate	170,913	-	170,913
	$104,862,563	$151,592,464	$256,455,027

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT

	June 30	December 31
	2007	2006
Bank loan	$-	$3,163,011
Exchangeable promissory note	900,000	1,800,000
Notes payable	81,710,096	82,734,477
	82,610,096	87,697,488
Less: Current portion of debt	900,000	3,172,559
	$81,710,096	$84,524,929

Deferred Financing Fees

Effective January 1, 2007 deferred financing fees of $2,595,627 were reclassified to debt as a result of new accounting standards.  Accordingly, the Notes balance as at June 30, 2007 is reflected net of deferred financing fees of $2,264,348.

Bank loan

In May 2007, the loan balance was repaid.

The principal amounts outstanding under the term loan facility and the restructured credit agreement with Standard Bank Plc (“SB”) bore interest at a rate per annum equal to LIBOR plus 2.5%. The Company was required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company was also required to make additional principal repayments under the term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006, the Company repaid $2,123,800 and $1,889,324, respectively of principal due to SB.

In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement.  As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.

Exchangeable Promissory Note
On December 31, 2005, the Company, through ECM (Venco) Ltd, (“ECM”), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. (“Vengroup”) a $3,600,000 exchangeable promissory note of ECM.

Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares.  The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT (continued)

In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 307,213 common shares as settlement of this principal instalment payment.

In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 304,087 common shares as settlement of this principal instalment payment

In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 245,710 common shares as settlement of this principal instalment payment.

Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion.  The Company has agreed to indemnify Vengroup for any net cumulative loss, based on the issue price, on the sale of these shares for a six month period, up to the next instalment payment due date.  As at June 30, 2007 the Company was not required to deliver to Vengroup any common shares under this indemnification arrangement.

In July 2007, Vengroup exercised its right to exchange the December 29, 2007 final principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 215,190 common shares as settlement of this final principal instalment payment.  This obligation was repaid in full after the July 2007 exercise.

Notes Payable
In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest  in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT (continued)

The notes were derived from a financial offering that contained both a liability and equity component.  As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes.  The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Interest accretion
Interest accretion on the Notes and bank loan of $1,654,611 was expensed during the six month period ended June 30, 2007 (June 30, 2006 – $1,651,800) as a component of interest expense.

7.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%.  As of June 30, 2007, undiscounted cash outflows approximating $1.7 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

	June 30	December 31
	2007	2006
Asset retirement obligations, beginning of period	$1,210,575	$1,520,738
Accretion expense	101,458	288,376
Revisions in estimated cash flows	-	(598,539
	1,312,033	1,210,575
Less: current portion	333,805	239,408
Asset retirement obligations, end of period	$978,228	$971,167

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL

	June 30	December 31
	2007	2006
Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
261,326,103 Common Shares
(2006 – 245,424,494)	$502,088,541	$448,100,697

Warrants
As at June 30, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

			Weighted Average
	Number of		Remaining Contractual
Exercise Price	Warrants		Life (Years)

$4.00 ($4.25 CAD)	5,061,000		0.62
$4.00	875,000		1.04
$4.25	12,250,000	*	-
	18,186,000

*	These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.

A summary of common share purchase warrants outstanding as at June 30 and changes during each of the six month periods then ended is as follows:

	Six month period ended		Six month period ended
	June 30, 2007		June 30, 2006

		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price

Balance - December 31	18,687,500	4.01	8,997,727	2.71
Granted	-	-	12,250,000	4.25
Exercised	(501,500)	1.76	(548,050)	2.75
Balance - June 30	18,186,000	4.17	20,699,677	3.32

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

Stock options

The Company has an Incentive Share Option Plan (the “Plan”) that provides for the granting of options to executive officers, directors, employees and service providers of the Company to a maximum of 10% of the issued and outstanding common shares of the Company on a non-dilutive basis.  Under the Plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Stock options may vest immediately, or over periods ranging from one year to three years.  In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered.

The Company determines the fair value of the employee stock options using the Black Scholes option pricing model. The fair value of the 1,462,004 stock options granted in the period ended June 30, 2007 was determined using the following weighted average assumptions: risk free interest rate of 4%; expected life of the options of 3 years; and expected volatility of 110%.  The resulting weighted average cost per option granted was $2.88.  The estimated fair value of the options is expensed over their respective vesting periods.

The fair value compensation recorded for the period ended June 30, 2007 was $3,125,488 (2006 - $1,575,525) of which $1,724,210 (2006 - $1,575,525) was expensed and $1,401,278 (2006 – nil) was capitalized to mineral properties.

As at June 30, 2007 stock options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding Options		Exercisable Options

		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price-Cdn$	of Options	Life (Years)	Price-Cdn$	Exercisable	Price-Cdn$
$1.00 to $1.50	797,500	1.14	1.46	797,500	1.46
$1.75 to $2.60	3,584,335	3.75	2.22	3,584,335	2.22
$2.65 to $3.60	4,329,754	4.74	3.11	3,866,421	3.08
$4.00 to $4.65	3,336,900	5.30	4.32	2,596,233	4.69
	12,048,489	4.36	3.07	10,844,489	3.06

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

A summary of the status of the Plan as at June 30 and changes during each of the six month periods then ended is as follows:

	Six month period ended		Six month period ended
	June 30, 2007		June 30, 2006
	Number	Exercise	Number	Exercise
	of Options	Price-Cdn$	of Options	Price-Cdn$
Balance – December 31	11,394,085	2.80	11,327,394	2.63
Granted	1,462,004	4.25	699,500	3.29
Exercised	(745,600)	1.42	(1,473,550)	2.56
Cancelled	(62,000)	3.99	(14,909)	2.75
Balance – June 30	12,048,489	3.07	10,538,435	2.68

Fiscal 2007 financing transactions

In January 2007, under the terms of the exchangeable promissory note between Vengroup and ECM (Note 6), the Company issued 245,710 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2007.

On April 24, 2007, the Company issued 14,375,000 common shares at CDN $4.25 per common  share, in a bought deal with a syndicate of underwriters, for proceeds of CDN $57,103,000  after underwriting fees and expenses.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	June 30	December 31
	2007	2006
	(Restated)
Cash and cash equivalents consist of:
Cash	$7,788,627	$8,492,231
Commercial paper with interest
Rate of 5.03% (2006 – 5.03%)	30,859,260	20,080,917
	$38,647,887	$28,573,148
Cash paid during the six months ended June 30
For interest	$4,771,125	$5,126,905
For income taxes	-	-

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Investment in property, plant and equipment for the six month periods ended June 30

	2007	2006
	(Restated)

Net book value of property, plant and equipment
January 1	$256,455,027	$215,260,043
Net book value of property, plant and equipment
June 30	272,237,515	237,278,425
Net additions to property, plant and equipment
(after amortization and depletion) during the
six months ended June 30	15,782,488	22,018,382
Capitalization of stock compensation	(1,401,278)	-
Amortization and depletion expenses
for six months ended June 30	42,237	1,285,808
Net additions to property, plant and equipment
during the six months ended June 30	14,423,447	23,304,190
Change in working capital and other assets related to
property, plant and equipment acquisitions
of prior periods	1,411,621	4,466,534
Cash investment in property, plant and equipment
during the six months ended June 30	$15,835,068	$27,770,724

Issuance of common shares for the six months ended June 30

	2007	2006

Cash received from:
Public offerings	$50,701,111	$28,233,742
Exercise of options	906,628	3,295,929
Conversion of warrants	880,880	1,507,137
Issuance of shares under equity
draw down facility	-	4,317,661
Share exchange – El Callao	300	-
Issuance of common shares for cash
during the six months ended June 30	$52,488,919	$37,354,469

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Debt repayment for the six months ended June 30

	2007	2006

Debt repayment comprises:
Principal instalment repayments	$3,577,655	$460,598
Additional repayment required upon issuance
of equity securities	-	2,123,800
	$3,577,655	$2,584,398

Significant non-cash transactions for the six months ended June 30

	2007	2006

Issuance of common shares for:

Settlement of promissory note
– 245,710 shares (2006 – 307,213 shares)	$900,000	$900,000
Directors’ fees – 33,720 shares
(2006 – 19,170 shares)	$132,000	$60,000

10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:
Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)

		Venezuelan	Las Cristinas
		Operations	Development
	Corporate	(Restated)	(Restated)	Total

Three Months ended – June 30, 2007
Mining revenue	$-	$2,848,091	$-	$2,848,091
Operating costs	$(149,665)	$(5,051,033)	$-	$(5,200,698)
Interest and other income	$429,520	$-	$-	$429,520
Interest expense	$(2,839,006)	$(354,460)	$-	$(3,193,466)
Depletion and amortization	$(352,397)	$(50,729)	$-	$(403,126)
Segment profit (loss)	$(9,865,334)	$(3,370,888)	$(467,191)	$(13,703,413)
Segment assets	$40,071,020	$11,332,503	$268,969,043	$320,372,566
Capital expenditures	$-	$-	$7,608,084	$7,608,084
Three Months ended – June 30, 2006
Mining revenue	$-	$5,520,099	$-	$5,520,099
Operating costs	$-	$(4,230,492)	$-	$(4,230,492)
Interest and other income	$329,466	$-	$-	$329,466
Interest expense	$(2,921,710)	$(258,966)	$-	$(3,180,676)
Depletion and amortization	$(185,150)	$(679,842)	$-	$(864,992)
Segment profit (loss)	$(8,646,462)	$350,801	$-	$(8,295,661)
Segment assets	$15,556,027	$10,396,241	$241,095,615	$267,047,883
Capital expenditures	$-	$-	$6,818,813	$6,818,813
Six Months ended – June 30, 2007
Mining revenue	$-	$6,568,561	$-	$6,568,561
Operating costs	$(149,665)	$(9,826,450)	$-	$(9,976,115)
Interest and other income	$623,605	$-	$-	$623,605
Interest expense	$(5,994,734)	$(414,644)	$-	$(6,409,378)
Depletion and amortization	$(373,514)	$(101,458)	$-	$(474,972)
Segment profit (loss)	$(17,503,983)	$(7,367,510)	$(903,142)	$(25,774,635)
Segment assets	$40,071,020	$11,332,503	$268,969,043	$320,372,566
Capital expenditures	$-	$-	$15,835,068	$15,835,068
Six Months ended – June 30, 2006
Mining revenue	$-	$12,598,608	$-	$12,598,608
Operating costs	$-	$(10,554,495)	$-	$(10,554,495)
Interest and other income	$662,478	$-	$-	$662,478
Interest expense	$(6,342,458)	$(369,114)	$-	$(6,711,572)
Depletion and amortization	$(367,969)	$(1,375,736)	$-	$(1,743,705)
Segment profit (loss)	$(15,551,244)	$299,265	$-	$(15,251,979)
Segment assets	$15,556,027	$10,396,241	$241,095,615	$267,047,883
Capital expenditures	$-	$-	$27,770,724	$27,770,724

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)

11.	COMMITMENTS AND CONTINGENCIES

Under the terms of the Las Cristinas Mine Operation Agreement with the Corporacion Venezolana de Guayana dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  The Company plans to engage the EPCM contractor to prepare a revised capital estimate after receipt of the Permit and renegotiation of previously awarded construction contracts.

The capital cost was estimated in August 2005 at $293 million of which $119 million has been spent to date.

12.	RELATED PARTY TRANSACTIONS

As part of the bought deal transaction of April 24, 2007 (Note 8), the Company paid underwriting fees and expenses of $3,371,257 (June 30, 2006 – nil) to a company which retains  the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.	RESTATEMENT OF FINANCIAL STATEMENTS

During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel (market) rate in Venezuela. It has been determined that as consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances. As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel (market) rate prevailing at the respective dates of each.